SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUE BIRD CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

095306106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106	13D/A	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,237,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,237,500

11.	Aggregate amount beneficially owned by each reporting person 1,237,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.9%
14.	Type of reporting person (see instructions) IA

CUSIP No. 095306106	13D/A	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 941,041
	9.	Sole dispositive power 0
	10.	Shared dispositive power 941,041

11.	Aggregate amount beneficially owned by each reporting person 941,041
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person (see instructions) OO

CUSIP No. 095306106	13D/A	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 941,041
	9.	Sole dispositive power 0
	10.	Shared dispositive power 941,041

11.	Aggregate amount beneficially owned by each reporting person 941,041
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person (see instructions) PN

CUSIP No. 095306106	13D/A	Page 5 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,237,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,237,500

11.	Aggregate amount beneficially owned by each reporting person 1,237,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 095306106	13D/A	Page 6 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,237,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,237,500

11.	Aggregate amount beneficially owned by each reporting person 1,237,500
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 095306106	13D/A	Page 7 of 9

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 22, 2021, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”), a director of Blue Bird Corporation (the “Issuer”); and

•	Christopher Shackelton (“Shackelton”).

Pursuant to the underwritten secondary offering described below, effective as of June 12, 2023, CCP and a separate account advisory client of CCM (the “Separate Account”) disposed of 3,450,000 shares of Common Stock of the Issuer and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction. As set forth below, as a result of the transactions described herein, on June 12, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Underwritten Secondary Offering:

On December 23, 2021, the Issuer filed with the SEC an automatic shelf registration statement on Form S-3 registering for public resale, as provided for therein, shares of Common Stock (the “Shares”) beneficially owned by CCP and the Separate Account (the “Selling Stockholders”). On June 7, 2023, the Selling Stockholders agreed to sell 3,000,000 Shares to BofA Securities, Inc., Barclays Capital Inc., Jefferies LLC, BMO Capital Markets Corp., Piper Sandler & Co., Craig-Hallum Capital Group LLC, D.A. Davidson & Co., Roth Capital Partners, LLC and Academy Securities, Inc. (the “Underwriters”) at a price of $20.00 per share pursuant to the terms and conditions of the Underwriting Agreement, dated as of June 7, 2023 (the “Underwriting Agreement”), by and among the Issuer, the Selling Stockholders and BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several Underwriters (the “Secondary Offering”). On June 12, 2023, the public resale of the Shares was consummated. In addition, the Selling Stockholders granted the Underwriters an option to purchase an additional 450,000 shares of Common Stock (the “Option Shares”) for a period of 30 days from the date of the Underwriting Agreement. The Option Shares would be purchased at a price of $20.00 to the Selling Stockholders. On June 8, 2023, the Underwriters exercised their option to purchase the Option Shares in full.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b)

The information relating to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 32,092,836 shares of Common Stock outstanding as of May 30, 2023, as reported in the Issuer’s Prospectus Supplement filed with the SEC on June 9, 2023.

(c)

Other than as set forth below and in Item 4 hereof, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days. On June 12, 2023, CCP and the Separate Account sold an aggregate of 3,450,000 shares of Common Stock of the Issuer at a price of $20.00 per share pursuant to the terms and conditions of the Underwriting Agreement with the sales broken down as follows:

Seller	Number of Shares Sold
CCP	2,623,508
Separate Account	826,492

(e)

As a result of the transactions described herein, on June 12, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

The information in Item 4 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On June 7, 2023, in connection with the Secondary Offering, CCP, the Separate Account, and the Issuer entered into the Underwriting Agreement with BofA Securities, Inc. and Barclays Capital Inc., as representative of the Underwriters. Pursuant to the terms and conditions of the Underwriting Agreement, CCP and the Separate Account agreed to sell 3,000,000 Shares to the Underwriters at a price of $20.00 per share. The Secondary Offering closed on June 12, 2023. In addition, the Selling Stockholders granted the Underwriters an option to purchase the 450,000 Option Shares for a period of 30 days from the date of the Underwriting Agreement. The Option Shares would be purchased at a price of $20.00 to the Selling Stockholders. On June 8, 2023, the Underwriters exercised their option to purchase the Option Shares in full.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on June 7, 2023, CCP and the Separate Account executed lock-up agreements (the “Lock-Up Agreements”), pursuant to which and subject to specified exceptions, it agreed for a period of 60 days from June 7, 2023 not to, without the prior written consent of BofA Securities, Inc. and Barclays Capital Inc., offer, pledge, sell or contract to sell any Common Stock, sell any option or contract to purchase any Common Stock, purchase any option or contract to sell any Common Stock, grant any option, right or warrant for the sale of any Common Stock, lend or otherwise dispose of or transfer any Common Stock, request or demand that we file a registration statement related to the Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. On June 7, 2023, Mr. Gray entered into a lock-up agreement on substantially the same terms in his capacity as a director of the Issuer.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial 13D is hereby supplemented to add the following as exhibits:

99.1

Underwriting Agreement, dated June 7, 2023, among School Bus Holdings Inc., Coliseum Capital Partners, L.P., Blackwell Partners LLC – Series A, Blue Bird Corporation and the other selling stockholders named therein, and BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several Underwriters (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 12, 2023 (File No. 001-36267)).

99.2	Lock-Up Agreement dated June 7, 2023 by Coliseum Capital Partners.

99.3	Lock-Up Agreement dated June 7, 2023 by Adam Gray.

99.4	Lock-Up Agreement dated June 7, 2023 by Blackwell Partners LLC – Series A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 14, 2023

COLISEUM CAPITAL MANAGEMENT, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact	By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By: Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact